EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Seabridge Gold Inc. (the "Company")
106 Front Street East, Suite 400
Toronto, Ontario
M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

September 19, 2016

ITEM 3.	NEWS RELEASE

Issued September 19, 2016 and distributed through the facilities of Globe News Wire (Canadian Timely Disclosure).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced the results of an updated National Instrument 43-101 compliant Preliminary Feasibility Study (“PFS”) for its KSM project. The PFS incorporates many design improvements over the 2012 PFS and the updated financial projections confirm that KSM is an economic project at current metal prices.

Estimated Proven and Probable Mineral Reserves of 38.8 million ounces of gold and 10.2 billion pounds of copper (2.2 billion tonnes at an average grade of 0.55 grams of gold per tonne and 0.21% copper per tonne) are slightly above 2012 estimates.

A Base Case economic evaluation was undertaken incorporating historical three-year trailing averages for metal prices as of July 31, 2016. This approach is consistent with the guidance of the United States Securities and Exchange Commission, adheres to National Instrument 43-101 and is consistent with industry practice. Two alternate cases were constructed: (i) a Recent Spot Case incorporating recent spot prices for gold, copper, silver and the US$/Cdn$ exchange rate; and (ii) an Alternate Case that incorporates higher metal prices to demonstrate the project’s sensitivity to rising prices. The pre-tax and post-tax estimated economic results in U.S. dollars for all three cases are as follows:

Projected Economic Results (US$'s)
	Base Case	Recent Spot	Alternate
Metal Prices:
Gold ($/ounce)	1,230	1,350	1,500
Copper ($/pound)	2.75	2.20	3.00
Silver ($/ounce)	17.75	20.00	25.00
Molybdenum ($/pound)	8.49	7.00	10.00
US$/Cdn$ Exchange Rate:	0.80	0.77	0.80
Cost Summary:
Operating Costs Per Ounce of Gold Produced (years 1 to 7)	$119	$219	$51
Operating Costs Per Ounce of Gold Produced (life of mine)	$277	$404	$183
Total Cost Per Ounce of Gold Produced	$673	$787	$580
Initial Capital (includes pre-production mining)	$5.0 billion	$4.8 billion	$5.0 billion
Sustaining Capital	$5.5 billion	$5.3 billion	$5.5 billion
Unit Operating Cost (US$/tonne)	$12.36	$12.09	$12.36
Pre-Tax Results:
Net Cash Flow	$15.9 billion	$16.1 billion	$26.3 billion
NPV @ 5% Discount Rate	$3.3 billion	$3.5 billion	$6.5 billion
Internal Rate of Return	10.4%	11.1%	14.6%
Payback Period (years)	6.0	5.6	4.1
Post-Tax Results:
Net Cash Flow	$10.0 billion	$10.1 billion	$16.7 billion
NPV @ 5% Discount Rate	$1.5 billion	$1.7 billion	$3.7 billion
Internal Rate of Return	8.0%	8.5%	11.4%
Payback Period (years)	6.8	6.4	4.9

Note: Operating and total cost per ounce of gold are after copper, silver and molybdenum credits. Total cost per ounce include all start-up capital, sustaining capital and reclamation/closure costs. The post-tax results include the B.C. Mineral Tax and corporate provincial and federal taxes.

The 2016 PFS results released herein do not include material from recent higher-grade discoveries at Deep Kerr and Iron Cap Lower Zone which are expected to have a positive impact on project economics. An analysis of the integration of these deposits into the proposed project design will be included as a Preliminary Economic Assessment (“PEA”) forming part of the NI 43-101 Technical Report. Results of this PEA level analysis will be finalized and released shortly.

Notable changes in the 2016 PFS include:

•	Capital and operating costs and metal prices have been updated to the 2016 economic environment. Estimated Base Case initial capital costs including pre-production mining costs are about 12% lower despite major enhancements while estimated Base Case total cost per ounce of gold produced is US$673, up 13% from the 2012 PFS. The increase in the Base Case total cost is due primarily to lower base metal credits from price declines partially offset by a reduction of approximately 9% in per unit life of mine (LOM) operating costs;
•	Improved mine sequencing decreases the early strip ratio while increasing gold grade 4% and copper grade 1% through the payback period;
•	Increased operational flexibility is achieved by switching ore transport between the mine and the process plant from conveying to automated trains allowing a flexible ore delivery rate to the plant while maintaining ore source scheduling functionality. Additional benefits are more efficient movement of people, fuel and other consumables;

•	Designs and costs have been updated to reflect the commitments made in the 2014 approved Environmental Assessment. This includes higher initial capital for water management consisting of provision of increased water retention capacity and capability for increased treatment rate for improved environmental protection, during mining operations and after closure.

The NI 43-101 Technical Report will be filed at www.sedar.com in due course.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

	Contact:	Rudi Fronk
	Telephone:	(416) 367-9292

ITEM 9.	DATE OF REPORT

DATED at Toronto, Ontario, this 19th day of September, 2016.

 Annex A

Updated Preliminary Feasibility Study Completed for Seabridge Gold’s KSM Project

Reserves Estimated at 38.8 Million Ounces Gold, 10.2 Billion Pounds Copper and 183 Million Ounces Silver
Base Case Life of Mine Cash Operating Costs Estimated at US$277 Per Ounce of Gold Produced
Total Cost (Including all Capital, Operating and Closure Costs) Estimated at US$673 Per Ounce of Gold Produced
Lower Metal Prices Offset by Exchange Rate Adjustments When Compared to 2012 Study

TORONTO, Sept. 19, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) announced today the results of an updated Preliminary Feasibility Study (the “2016 PFS”) for its 100% owned KSM project located in northern British Columbia, Canada. The 2016 PFS incorporates many design improvements over the 2012 PFS and the updated financial projections confirm that KSM is an economic project at current metal prices.

The 2016 PFS was prepared by Tetra Tech, Inc. (“Tetra Tech”), the firm that had also authored the 2012 PFS. The NI 43-101 Technical Report will be filed at www.sedar.com. The 2016 PFS results released herein do not include material from recent higher-grade discoveries at Deep Kerr and Iron Cap Lower Zone which are expected to have a positive impact on project economics. An analysis of the integration of these deposits into the proposed project design will be included as a Preliminary Economic Assessment (“PEA”) forming part of the NI 43-101 Technical Report. Results of this PEA level analysis will be finalized and released shortly.

As background, in 2012 Seabridge completed a Preliminary Feasibility Study (the “2012 PFS”) that was used as the basis for submitting its application for an Environmental Assessment (“EA”). The KSM Project received its environmental assessment approvals from the provincial and federal governments in July and December 2014, respectively. The approvals were granted after a rigorous joint harmonized federal-provincial EA review and both decisions concluded that the KSM Project would not result in significant adverse effects. Subsequent to the 2012 PFS, Seabridge continued exploration activities at KSM which led to the discovery of the higher-grade Deep Kerr and Lower Iron Cap deposits.

Seabridge Gold Chairman and CEO Rudi Fronk noted that the 2016 PFS has answered a number of important questions about KSM. “Projected capital costs are down despite substantial enhancements to meet environmental improvements we committed to in the EA process. Gold and copper reserves are up slightly despite lower metal prices. Base Case estimated total cost, at US$673 per ounce of gold produced, remains well below the industry average for operating mines. The Base Case after tax payback period is approximately 6.8 years, a remarkably low 13% of the 53 year mine life and a key benefit to large producers. Overall, the 2016 PFS confirms that KSM is an economic project with an unusually long life in a low risk jurisdiction.”

The 2016 PFS was started in 2015, using most of the 2012 PFS consulting team members. Notable changes in the 2016 PFS include:

  Capital and operating costs and metal prices have been updated to the 2016 economic environment. Estimated Base Case initial capital costs including pre-production mining costs are about 12% lower despite major enhancements while estimated Base Case total cost per ounce of gold produced is US$673, up 13% from the 2012 PFS. The increase in the Base Case total cost is due primarily to lower base metal credits from price declines partially offset by a reduction of approximately 9% in per unit life of mine (LOM) operating costs;
  Improved mine sequencing decreases the early strip ratio while increasing gold grade 4% and copper grade 1% through the payback period;
  Increased operational flexibility is achieved by switching ore transport between the mine and the process plant from conveying to automated trains allowing a flexible ore delivery rate to the plant while maintaining ore source scheduling functionality. Additional benefits are more efficient movement of people, fuel and other consumables;
  Designs and costs have been updated to reflect the commitments made in the 2014 approved EA. This includes higher initial capital for water management consisting of provision of increased water retention capacity and capability for increased treatment rate for improved environmental protection, during mining operations and after closure.

The 2016 PFS envisages a combined open-pit/underground block caving mining operation that is scheduled to operate for 53 years. During the initial 33 years of mine life, the majority of ore would be derived from open pit mines with the tail end of this period supplemented by the initial development of underground block cave mines. Ore delivery to the mill during year 2 to year 35 is designed to be maintained at an average of 130,000 metric tonnes per day (tpd). After depletion of open pits, the mill processing rate would be reduced to 95,000 tpd for 10 additional years before ramping down to just over 60,000 tpd for the remaining few years of stockpile reclaim at the end of the mine life. Over the entire 53-year mine life, ore would be fed to a flotation and gold extraction mill.  The flotation plant would produce a gold/copper/silver concentrate for transport by truck to a nearby sea port at Stewart, B.C. for shipment to Pacific Rim smelters. Extensive metallurgical testing confirms that KSM can produce a clean concentrate with an average copper grade of 25% with a high gold and silver content, making it readily saleable. A separate molybdenum concentrate and gold-silver doré would be produced at the KSM processing facility.

Mineral Resources
The 2016 PFS includes updated resource estimates that are based US$1,300 per ounce gold, US$3.00 per pound copper, US$20.00 per ounce silver and US$9.70 per pound molybdenum. In addition, the resources are constrained by conceptual open pit shapes for material that could potentially be mined from surface, and conceptual block cave shapes for material that could potentially be mined from underground. The methodology for establishing block cave resources and the material definition of Net Smelter Return ("NSR") have been described in a news release dated March 8, 2016 (see http://seabridgegold.net/News/Article/580/).

Measured and Indicated Mineral Resources at KSM are estimated at 2.9 billion tonnes grading 0.54 grams per tonne gold, 0.21% copper and 2.7 grams per tonne silver (49.8 million ounces of gold, 13.6 billion pounds of copper and 253 million ounces of silver). An additional 2.7 billion tonnes are estimated in the inferred resource category grading 0.35 grams per tonne gold, 0.32% copper and 2.0 grams per tonne silver (30.8 million ounces of gold and 19.2 billion pounds of copper and 178 million ounces of silver). A detailed table of KSM’s mineral resources can be found at the end of this news release.

Mineral Reserves
Updated reserves for the project are based on open pit mining and underground block caving for the Mitchell deposit, open pit mining for the Sulphurets and Kerr deposits and underground block caving for the Iron Cap deposit. Approximately 70% of the stated proven and probable reserves would come from open pit operations and 30% from underground block caving. Waste to ore cut-offs were determined using a NSR for each block in the model. NSR is calculated using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,200 per ounce gold, US$2.70 per pound copper, US$17.50 per ounce silver and US$9.70 per pound molybdenum were used in the NSR calculations.

Lerchs-Grossman (“LG”) pit shell optimizations were used to define open pit mine plans in the 2012 PFS and the same limits were confirmed by LG in the PFS. Ultimate open pits have been modified slightly to implement design changes from the EA review and updated geotechnical study. Reserves have been calculated using the updated pit designs and the 2016 resource models. These include mining loss and dilution that varies by pit ranging from 2.2% to 5.3% for loss and 0.8% to 3.9% for dilution. A dynamic cut-off grade strategy has been applied with a minimum NSR of Cdn$9 per tonne.

The underground block caving mine designs for both Mitchell and Iron Cap are based on modeling using GEOVIA’s Footprint Finder (FF) and PCBC software. The ramp-up and maximum yearly mine production rates were established based on the rate at which the drawpoints are constructed, and the initial and maximum production rates at which individual drawpoints can be mucked. The values chosen for these inputs were based on industry averages adjusted to suit the anticipated conditions. Mitchell is estimated to have a production ramp-up period of 6 years, steady state production at 20 million tonnes per year for 17 years, and then ramp-down production for another 7 years. Iron Cap is estimated to have a production ramp-up period of 4 years, steady state production at 15 million tonnes for 10 years, and then ramp-down production for another 9 years. The underground pre-production period would be 6 years with first underground ore production from Mitchell and Iron Cap in years 23 and 32, respectively. The mining NSR shut-off is Cdn$15.00 per tonne for the Mitchell underground mine and Cdn$16 per tonne for the Iron Cap underground mine. Mitchell reserves include 59 million tonnes of non-mineralized dilution at zero grade (13%) and 7 million tonnes of mineralized dilution (2%). Iron Cap reserves include 20 million tonnes of dilution at zero grade (9%) and 25 million tonnes of mineralized dilution (11%). Mineral Reserves for the KSM project are stated as follows.

KSM Proven and Probable Mineral Reserves as of July 31, 2016
Zone	Mining Method	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
				Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Open Pit	Proven	460	0.68	0.17	3.1	59.2	10.1	1,767	45	60
		Probable	481	0.63	0.16	2.9	65.8	9.7	1,677	44	70
	Block Cave	Probable	453	0.53	0.17	3.5	33.6	7.7	1,648	51	34
Iron Cap	Block Cave	Probable	224	0.49	0.20	3.6	13.0	3.5	983	26	6
Sulphurets	Open Pit	Probable	304	0.59	0.22	0.8	51.6	5.8	1,495	8	35
Kerr	Open Pit	Probable	276	0.22	0.43	1.0	3.4	2.0	2,586	9	2
Totals		Proven	460	0.68	0.17	3.1	59.2	10.1	1,767	45	60
		Probable	1,738	0.51	0.22	2.5	38.2	28.7	8,388	138	147
		Total	2,198	0.55	0.21	2.6	42.6	38.8	10,155	183	207

Note: The Mineral Reserves tabulated above are included in the tabulated Mineral Resources. All Mineral Reserves stated above account for mining loss dilution.

Estimated Proven and Probable Mineral Reserves of 38.8 million ounces of gold and 10.2 billion pounds of copper (2.2 billion tonnes at an average grade of 0.55 grams of gold per tonne and 0.21% copper per tonne) are slightly above 2012 estimates. Proven and Probable Mineral Reserves are derived from a total undiluted Measured plus Indicated Mineral Resource of 49.8 million ounces of gold and 13.6 billion pounds of copper contained in 2.9 billion tonnes at an average grade of 0.54 grams of gold per tonne and 0.21% copper per tonne. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Most of the Deep Kerr and Lower Iron Cap Mineral Resources are classified as Inferred Mineral Resources and are excluded from the reserves.

Production
The mine production plan starts in lower cost open pit areas using conventional large scale equipment before transitioning into block cave underground bulk mining later in the mine life. Starter pits have been selected in higher grade areas and cutoff grade strategy optimizes revenues to minimize the payback duration.  Improvements since the 2012 PFS focus on reducing open pit pre-production requirements within the project description approved by permitting authorities.

At an average of 130,000 tonnes per day, annual throughput for the mill after ramp up during the initial 35 years of mine life is estimated at 47.5 million tonnes. KSM’s mine life is estimated at approximately 53 years. At Mitchell, open pit production is scheduled from inception through year 24, followed by underground block caving production through year 53. Open pit production from Sulphurets will augment Mitchell open pit production from start-up through year 17. Open pit production from Kerr is designed for years 24 through 34. Iron Cap underground block caving production begins in year 32 through year 53, essentially replacing Sulphurets and Kerr production. Final production years are dominated by stockpile reclaim and underground production.

At Mitchell, a near-surface higher grade gold zone outcrops allowing for gold production in the first seven years that is substantially above the mine life average. The mine plan is specifically designed for mining highest gold grade first to facilitate a quick capital investment payback. The project’s post-tax payback period is approximately 6.8 years for the Base Case or less than 13% of mine life. A payback period representing less than 20% of mine life is considered highly favorable. Metal production for the first seven years, compared to life of mine average production, is estimated as follows:

Average Annual Metal Production
	Years 1-7 Average	Life of Mine Average
Average Grades:
Gold (grams per tonne)	0.82	0.55
Copper (%)	0.24	0.21
Silver (grams per tonne)	2.8	2.6
Molybdenum (parts per million)	48	43
Annual Production:
Gold (ounces)	933,000	540,000
Copper (pounds)	205 million	156 million
Silver (ounces)	2.6 million	2.2 million
Molybdenum (pounds)	1.6 million	1.2 million

Capital Costs
Initial capital cost (including contingency of US$671 million and preproduction mining costs) is estimated at US$5.0 billion, approximately 12% lower than the initial capital estimate in the 2012 PFS. This results from the 2016 estimate being 14% higher than the 2012 estimate on a Canadian dollar basis through scope additions that are more than offset by the benefit of a lower foreign exchange rate (0.80 US$ to Cdn$ vs 0.96 previously).  Major scope changes comprise: (i) initially building the Water Storage Facility ("WSF") to its final crest elevation; (ii) the addition of the Mitchell Valley Diversion Tunnel for diverting contact water under the Rock Storage Facility ("RSF") to the WSF; and (iii) changing the Mitchell-Treaty tunnel ("MTT") ore conveyance to a train system that has the advantages of scalable ore transfer rate, and ability to effectively transport personnel and consumables. Scope modifications that influence costs both positively and negatively include improved water capture design at the inlet to Mitchell Diversion Tunnel east of the Mitchell open pit (-57% tunnel excavation volume), initially building the Water Treatment Plant rate to 5.4 m3/s (4.3 m3/s in the 2012 PFS), replacement of the Mitchell coarse ore stockpile with underground ore bins above the MTT, improved process plant layout reducing footprint costs and modifications to small tunnels at the WSF and Tailings Management Facility. In addition to scope changes, notable cost changes include a 12% lower fully burdened hourly cost for all construction staff.

Sustaining capital over the 53 year mine life is estimated at US$5.5 billion and is dominated by capitalizing the underground mine expansions midway through the mine life for the Mitchell and Iron Cap block caves. Notable additions to sustaining capital are a water treatment plant for removing selenium, a collection system in the RSF for capturing a specific portion of the RSF seepage to direct to the selenium treatment plant and our contribution to the Northwest Transmission Line overrun (Tariff Supplement 37). In addition to sustaining capital, a further US$688 million has been charged against the project including US$528 million set aside in a sinking fund during the production period to pay for estimated water treatment obligations which continue after closure and US$160 million for physical reclamation after mining operations have ceased.

Initial capital and sustaining capital estimates are summarized as follows:

Capital Costs (US$ million)
Direct Costs:
Mine Site	1,218
Process	1,336
Tailing Management Facility	441
Environmental	15
On-site Infrastructure	23
Off-site Infrastructure	120
Permanent Electrical Power Supply and Energy Recovery	159
Total Direct Costs	3,311
Indirect Costs:
Construction Indirect Costs	449
Spares	34
Initial Fills	20
Freight and Logistics	99
Commissioning and Start-up	6
Engineering Procurement and Construction Management (EPCM)	231
Vendor’s Assistance	23
Total Indirect Costs	862
Owner’s Cost	160
Contingency	671
TOTAL INITIAL CAPITAL	5,005
TOTAL LIFE OF MINE SUSTAINING CAPITAL	5,503

Operating Costs
Average mine, process and G&A operating costs over the project’s life (including waste mining and on-site power credits, excluding off-site shipping and smelting costs) are estimated at US$12.36 per tonne milled (before base metal credits). Estimated unit operating costs decreased 9% from the 2012 PFS primarily due to foreign exchange differences. A breakdown of estimated unit operating costs is as follows:

LOM Average Unit Operating Costs (US$ Per Tonne Milled)
Mining	4.59	(*)
Process	5.34
G&A	1.03
Site Services	0.44
Tailings Storage/Handling	0.13
Water Management/Treatment	0.80
Energy Recovery	(0.12)
Provincial Sales Tax	0.15
Total Operating Costs	12.36
*excluding pre-production cost of both open pit and underground mining

Economic Analysis
A Base Case economic evaluation was undertaken incorporating historical three-year trailing averages for metal prices as of July 31, 2016. This approach is consistent with the guidance of the United States Securities and Exchange Commission, adheres to National Instrument 43-101 and is consistent with industry practice. Two alternate cases were constructed: (i) a Recent Spot Case incorporating recent spot prices for gold, copper, silver and the US$/Cdn$ exchange rate; and (ii) an Alternate Case that incorporates higher metal prices to demonstrate the project’s sensitivity to rising prices. The pre-tax and post-tax estimated economic results in U.S. dollars for all three cases are as follows:

Projected Economic Results (US$'s)

	Base Case	Recent Spot	Alternate
Metal Prices:
Gold ($/ounce)	1,230	1,350	1,500
Copper ($/pound)	2.75	2.20	3.00
Silver ($/ounce)	17.75	20.00	25.00
Molybdenum ($/pound)	8.49	7.00	10.00
US$/Cdn$ Exchange Rate:	0.80	0.77	0.80
Cost Summary:
Operating Costs Per Ounce of Gold Produced (years 1 to 7)	$119	$219	$51
Operating Costs Per Ounce of Gold Produced (life of mine)	$277	$404	$183
Total Cost Per Ounce of Gold Produced	$673	$787	$580
Initial Capital (includes pre-production mining)	$5.0 billion	$4.8 billion	$5.0 billion
Sustaining Capital	$5.5 billion	$5.3 billion	$5.5 billion
Unit Operating Cost (US$/tonne)	$12.36	$12.09	$12.36
Pre-Tax Results:
Net Cash Flow	$15.9 billion	$16.1 billion	$26.3 billion
NPV @ 5% Discount Rate	$3.3 billion	$3.5 billion	$6.5 billion
Internal Rate of Return	10.4%	11.1%	14.6%
Payback Period (years)	6.0	5.6	4.1
Post-Tax Results:
Net Cash Flow	$10.0 billion	$10.1 billion	$16.7 billion
NPV @ 5% Discount Rate	$1.5 billion	$1.7 billion	$3.7 billion
Internal Rate of Return	8.0%	8.5%	11.4%
Payback Period (years)	6.8	6.4	4.9

Note: Operating and total cost per ounce of gold are after copper, silver and molybdenum credits. Total cost per ounce includes all start-up capital, sustaining capital and reclamation/closure costs. The post-tax results include the B.C. Mineral Tax and provincial and federal taxes.

The NI 43-101 Technical Report will include sensitivity analyses illustrating the impact on project economics from positive and negative changes to metal prices, capital costs and operating costs.

National Instrument 43-101 Disclosure The updated KSM PFS was prepared by Tetra Tech, and incorporates the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this news release. The principal consultants who contributed to the 2016 PFS, and their Qualified Persons are listed below along with their areas of responsibility:

  Tetra Tech, under the direction of Hassan Ghaffari (surface and underground infrastructure, capital estimate and financial analysis), John Huang (metallurgical testing review, permanent water treatment, mineral process design and operating cost estimation for process, G&A and site services, and overall report preparation), Scott Martin (TMF costs, WSF costs and winter access road)
  Moose Mountain Technical Services under the direction of Jim Gray (open pit Mineral Reserves, open pit mining operations, mine capital and mine operating costs, MTT and rail ore conveyance design)
  W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power supply, energy recovery plants, underground electrical systems and associated costs)
  ERM (Environmental Resources Management) under the direction of Pierre Pelletier (environment and permitting)
  Klohn Crippen Berger Ltd. under the direction of Graham Parkinson (design of surface water diversion, diversion tunnels and seepage collection ponds, tailing dam, water treatment dam and RSF and tunnel geotechnical)
  Resource Modeling Inc. under the direction of Michael Lechner (Mineral Resources)
  Golder Associates Inc. under the direction of Ross Hammett (underground Mineral Reserves; block caving assessments, mine design and associated costs)
  BGC Engineering Inc. under the direction of Derek Kinakin (rock mechanics and mining pit slopes)
  Fluor Canada Ltd., under the direction of Rick Hepp (construction schedule)
  McElhanney Consulting Services Ltd. under the direction of Robert Parolin (permanent access roads and associated costs)

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge Gold’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All Mineral Reserve and Mineral Resource estimates reported by the Corporation were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Definition Standards. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods; (iii) the estimated amount of future production, both ore produced and metal recovered; and (iv) estimates of operating costs, net cash flow and economic returns from an operating mine; and (v) the expected positive impact on project economics of the Deep Kerr and Iron Cap Lower Zone and the release of a PEA level analysis of a project design that includes them. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; including the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iii) the capacities and durability of various machinery and equipment; (iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2015 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

KSM Undiluted Mineral Resources as of May 31, 2016
Zone	Type of Constraint	NSR Cut-off (Cdn$/t)	Tonnes (000 t)	Grades				Contained Metal
				Au (g/t)	Cu (%)	Ag (g/t)	Mo (ppm)	Au (000 oz)	Cu (Mlb)	Ag (000 oz)	Mo (Mlb)
Measured Mineral Resources
Mitchell	Conceptual LG Pit	9	698,800	0.63	0.17	3.1	59	14,154	2,618	69,647	91
	Conceptual Block Cave	16	51,300	0.59	0.20	4.7	41	973	226	7,752	5
	Total Mitchell Measured	n/a	750,100	0.63	0.17	3.2	58	15,127	2,844	77,399	96
Total Measured	n/a	n/a	750,100	0.63	0.17	3.2	58	15,127	2,844	77,399	96
Indicated Mineral Resources
Kerr	Conceptual LG Pit	9	355,000	0.22	0.41	1.1	4	2,511	3,208	12,555	3
	Conceptual Block Cave	16	24,400	0.24	0.48	2.0	14	188	258	1,569	1
	Total Kerr Indicated	n/a	379,400	0.22	0.41	1.2	5	2,699	3,466	14,124	4
Sulphurets	Conceptual LG Pit	9	381,600	0.58	0.21	0.8	48	7,116	1,766	9,815	40
Mitchell	Conceptual LG Pit	9	919,900	0.57	0.16	2.8	61	16,858	3,244	82,811	124
	Conceptual Block Cave	16	124,700	0.58	0.20	4.7	38	2,325	550	18,843	10
	Total Mitchell Indicated	n/a	1,044,600	0.57	0.16	3.0	58	19,183	3,794	101,654	134
Iron Cap	Conceptual Block Cave	16	346,800	0.51	0.23	4.5	14	5,686	1,758	50,174	11
Total Indicated	n/a	n/a	2,152,400	0.50	0.23	2.5	40	34,684	10,784	175,767	189
Measured + Indicated Mineral Resources
Kerr	Conceptual LG Pit	9	355,000	0.22	0.41	1.1	4	2,511	3,208	12,555	3
	Conceptual Block Cave	16	24,400	0.24	0.48	2.0	14	188	258	1,569	1
	Total Kerr M+I	n/a	379,400	0.22	0.41	1.2	5	2,699	3,466	14,124	4
Sulphurets	Conceptual LG Pit	9	381,600	0.58	0.21	0.8	48	7,116	1,766	9,815	40
Mitchell	Conceptual LG Pit	9	1,618,700	0.60	0.16	2.9	60	31,012	5,862	152,458	215
	Conceptual Block Cave	16	176,000	0.58	0.20	4.7	39	3,298	776	26,595	15
	Total Mitchell M+I	n/a	1,794,700	0.60	0.16	3.1	58	34,310	6,638	179,053	230
Iron Cap	Conceptual Block Cave	16	346,800	0.51	0.23	4.5	14	5,686	1,758	50,174	11
Total M + I	n/a	n/a	2,902,500	0.54	0.21	2.7	44	49,811	13,628	253,166	285
Inferred Mineral Resources
Kerr	Conceptual LG Pit	9	80,200	0.27	0.21	1.1	6	696	371	2,836	1
	Conceptual Block Cave	16	1,609,000	0.31	0.43	1.8	25	16,036	15,249	93,115	89
	Total Kerr Inferred	n/a	1,689,200	0.31	0.42	1.8	24	16,732	15,620	95,951	90
Sulphurets	Conceptual LG Pit	9	182,300	0.46	0.14	1.3	28	2,696	563	7,619	11
Mitchell	Conceptual LG Pit	9	317,900	0.37	0.09	3.0	56	3,782	631	30,662	39
	Conceptual Block Cave	16	160,500	0.51	0.17	3.5	44	2,632	601	18,061	16
	Total Mitchell Inferred	n/a	478,400	0.38	0.10	3.0	55	6,414	1,232	48,723	55
Iron Cap	Conceptual Block Cave	16	369,300	0.42	0.22	2.2	21	4,987	1,791	26,121	17
Total Inferred	n/a	n/a	2,719,200	0.35	0.32	2.0	29	30,829	19,206	178,414	173

Note: Mineral Resources are reported inclusive of the Mineral Resources that were converted to Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

For further information, please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292  ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net